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                                                                    Exhibit 12.1



                        Tekni-Plex, Inc. and Subsidiary

                             Computation of Ratios

                       Ratio of Earnings to Fixed Charges

                                                For the Years Ended                            For the Nine Months Ended
                                    -----------------------------------------------------      -------------------------
                                      July 3,   July 2,   June 30,   June 29,   June 28,         March 29,   March 28,
                                       1998      1999      2000       2001       2002              2002        2003
Net income (loss).................   $ 8,669   $14,997   $(20,968)  $(18,994)   $(6,587)         $ (7,081)   $ 4,364

Income tax provision (benefit)....     9,112    14,150     14,436     (7,069)     5,677            (3,820)     2,680

Interest..........................    20,182    40,769     38,447     76,569     70,934            53,971     53,389

Unrealized loss on derivative
  contracts.......................        --        --         --     13,891      7,830             3,675      1,303

Extraordinary item................        --        --     35,374         --         --                --         --

Earnings before fixed charges.....    37,963    69,916     67,289     64,397     77,854            46,745     61,736

Fixed charges.....................    20,182    40,769     38,447     76,569     70,934            53,971     53,389

Ratio of earnings to fixed
  charges.........................       1.9       1.7        1.8         --        1.1                --        1.2

Amount fixed charges exceeds
  earnings before fixed charges...        --        --         --     12,172         --             7,226
